FOR IMMEDIATE RELEASE: April 2, 2014	PR 14-06

Atna Commences Optimization Study on Pinson Underground

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to report that it has retained Practical Mining LLC of Elko, Nevada, to commence a Technical Report to optimize underground mine design, costs, reserves and resources for the Pinson Underground Mine. Practical Mining is highly experienced in Carlin gold systems and is familiar with northern Nevada operating conditions and mining methods. Atna has been actively engaged in re-modeling geologic controls and grade shells for the Pinson underground based on experience gained during recent underground development operations at Pinson. The revised resource model will be the basis for the optimized mine plan.

“We gained valuable knowledge and experience in our development and initial production work at the Pinson Underground Mine. Most importantly, we determined that ground conditions were better than anticipated and that low cost screening of ore effectively reduces mining dilution, resulting in potentially lower operating cost and more productive mining. Atna is convinced that Pinson is a valuable asset and we are excited to engage Practical Mining to optimize an underground mine plan and operation,” states James Hesketh, President & CEO.

The resources at the Pinson project are robust and justify further study. Resources are shown in the following table:

Pinson Underground Resources
Category	Tonnes	Gold Grade	Contained Ounces
	(1000's)	(grams/tonne)	(Ounces)
Measured	1,448	12.07	562,700
Indicated	1,180	13.13	498,000
Measured & Indicated	2,628	12.55	1,060,700
Inferred	2,028	12.96	845,900

Note: Numbers in the table above may not precisely cross check due to rounding.

The original development plan utilized underhand cut and fill mining with cemented rock fill (“CRF”) to develop the ore stopes. This mining method was chosen for safety, anticipated variable geometry and poor ground conditions in the ore zones. Although effective, the method resulted in low productivity and high development and operating cost as implemented. Experience gained during development led to a number of conclusions about improvements that can be made to the mine design and mining methods that should increase productivity and significantly decrease costs. These conclusions include the following:

1.	Ground conditions in development workings were generally good and posed no impediment to development operations.
2.	Underhand cut and fill mining with CRF can be conducted safely in the ore zones.

3.	Cuts were selectively increased in height during development from their original designs with a positive impact. Further work is required to determine optimal cut height. Increased cut height should reduce required access development costs.
4.	Limestone clasts inherent in the ore combined with waste dilution from mining created excessive grade dilution. Grade distribution tests verified that larger rock fragments in the ore were mostly waste. Ore screening tests revealed that up to 20 percent of total material may be screened off using a 3-inch passing-screen-deck, and that the rejected material contained little or no gold, resulting in higher ore grades being shipped to third-party processing facilities.
5.	Stope productivity can be improved by decreasing inefficiencies associated with geologically controlled “selective” mining practices and focusing instead on a bulk mining approach while removing waste dilution from the ore on surface by screening.
6.	Engineers, on review of underground mining conditions, have recommended that modified long-hole stoping systems be considered for portions of the Pinson underground.
7.	Actual mining results reconciled to within 20 percent of modeled reserve ounces. The reserve model generally performed well, but it is believed that further review of data and geologic controls used to model ore zones may significantly improve production design control and improve economic results.

Based on this experience, it is believed that improvements to the project design and plan can be made to optimize mine efficiencies and future project economics and that additional engineering, mine-design, and costing studies are well justified.

Development of the Pinson Underground Mine commenced in early 2012 and mine ramp-up began in early 2013. A total of 4,100 feet of primary and secondary development was completed during 2013 and 2012. The primary spiral was driven to the 4530 level from the 4650 adit level (120 feet below the mine portal) and both top cut and underhand ore mining occurred in three Ogee-zone stope blocks during development. Additionally five stope blocks were partially developed and may be completed from the existing spiral. Mining was performed by contract-miners utilizing underground mining equipment owned by the contractor. During development, a total of 27,350 tonnes of ore at a grade of 9.02 grams per tonne gold, containing 7,915 ounces of gold was mined during development and was shipped for processing from which 6,834 ounces were recovered an 86% average recovery. Pinson is permitted to produce up to 363,000 tonnes of ore per year (400,000 tons per year).

At the end of June 2013, the mine was placed on care and maintenance status until such time that a revised mine plan has been developed and additional financing can be arranged. A number of other factors led to the decision to place the mine on care and maintenance. These included: deteriorating gold market conditions; Atna’s limited financial capacity to support continued development; lower than expected ore-mining productivity during the early development phase; and higher than anticipated costs during development.

In addition to work on the underground, the Company is completing a pre-feasibility study to determine the economic feasibility of developing the section 33 open pit, which resides on private property, and is an extension to the existing Mag pit. The Mag pit previously produced over 300,000 ounces utilizing open pit, heap leach recovery methods. This study is expected to be completed by the end of the second quarter 2014. A second goal of this study is to develop information needed to produce a Mine Plan of Operations to be submitted to the regulatory authorities to commence the permitting process. The Mag pit project is currently unpermitted and will be subjected to the normal permitting process prior to the commencement of mining.

This open pit study does not assume any synergies with the underground project. However, in reality, an open pit heap leach operation at Pinson may provide significant cost reduction synergies for the underground project through overhead sharing and the ability to process underground oxide ores in the heap leach versus shipping oxide ores to third party process plants. These synergies should provide significant cost benefits to improve the economics of a combined open pit and underground operation.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com